DNA CHAT CORPORATION

DNA precision medicine in each doctor's visit



mendlycare.com New York, NY

Notable Angel | B2B | Healthcare | Mobile Apps | Biotech

Highlights

Notable Angel

Raised $25k or more from a notable angel investor

1. Pioneering the use of DNA sequencing in each doctor's visit
2. 8-30x cost advantage for companies with self-insured healthcare
3. Patent pending DNA Hyper-sharding technology
4. Prevents 5-year diagnostic odyssey with 2 doctor's visits

5 Everything is ready to sell — beta testing stage

6 Insurance and Benefits Broker partner locked

7 Founder with one successful exit

8 $23 Bn Total Addressable Market (TAM)

Featured Investor



Joseph Catalano
Syndicate Lead

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Invested $5,000

SUMMARY OF QUALIFICATIONS Mr. Catalano brings extensive public and private experience to GRL Capital Advisors. He has been President and Chief Operating Officer of multiple corporate entities over a 35+-year career.

"I believe this is a great innovative direction and believe it could be a huge benefit to the healthcare segment. I an interested in how technology can impact the health of all people. Investing in DNA Chat will not only provide an opportunity to reap personal benefits but will also enable healthcare professionals to provide a direction on how individual healthcare should be managed. This type of healthcare avenue could be a breakthrough event for the future of the healthcare industry and I am happy to be a part of this promising direction"

Team



Thiago Conrado Founder & CEO

Master and PhD in Genetics, Dupont-Pionner Research



Manager, successful exit last startup, 20 years of accumulated experience of genetics and blockchain

linkedin.com



Jack Langberg Co-Founder & Lead Dev

Managed >$100M in crypto staking, NYU Computer Science and Mathematics



Glenn Langberg Strategic Advisor

C-level executive, currently CSO at Contract Pharmacal Corp and CEO of GRL Capital Companies. Clients -CVS, Walgreens, Cardinal Health, Sanofi, Bayer and Kenvue



Tais Fernanda Rodrigues Medical Practice Advisor

Family Medical Practice Expert

Breaking the Paradox: Precision Medicine in Each Doctor's Visit

Every year, more than 1 million Americans are seriously impaired or lose their lives due to misdiagnosis or adverse drug reactions. Most of these tragedies could be prevented if doctors could interpret patient's genetic data at the moment of care.

> *Better care begins with your DNA*

To address this, DNA Chat Corporation built Mendly Care, the first virtual care/telemedicine platform which integrates AI symptom triage, full-genome sequencing, and secure DNA storage so your doctor can use your DNA safely, instantly, and legally. We plan to replace classic telemedicine with state-of-

legally. We plan to replace classic telemedicine with state-of-the-art DNA-First Virtual Care.

The Problem: Medicine Still Lacks the Right Tools

When people get sick, doctors often “politely guess”. Patients bounce between specialists, face countless series of lab tests, and spend years searching for answers. For rare genetic health conditions, Americans spend an average of six years and $116,500 before receiving the correct diagnosis. While each rare genetic condition affects less than 200,000 Americans, accounting for all 5,000 conditions adds up to 30 million Americans and billions of wasted healthcare dollars every year. Anyone who invests **$1,000 or more** will receive enough credits to cover full DNA sequencing.

Genetic testing should have solved this as a majority of rare genetic health conditions have a genetic test, but today’s systems fall short. The trick is: it is necessary to know the right genetic test among the over 70,000 tests that already exist and the 10 new tests being added every day. Despite that, most companies use genotyping and execute a small set of genetic tests, analyzing a few known variants rather than the entire genome, missing thousands of useful genetic insights. Labs that do whole-genome sequencing label the results as “research use only” (RUO), because they cannot be used for diagnosis. Unfortunately, the huge majority of genetic tests are reliable only after the onset of symptoms due to the complexity of DNA. Without symptoms, those thousands of variants that may be the cause of expressing health condition have to be disregarded. That’s why millions of sequenced genomes sit idle—clinically useless when they’re needed most.

The Mendly Solution: DNA-First Care

With Mendly, patients sequence their entire genome once, even while healthy—at a cost of just $400, down from about $10,000 a decade ago. Their encrypted genome is stored securely and the decryption keys are stored in the Mendly mobile app.

Whenever symptoms appear, Mendly's AI triage system instantly analyzes the relevant regions of the patient's genome and generates real-time insights. These findings are then reviewed by a certified genetic counselor or genetics expert, who translates the results into clinically actionable information and forwards them to the attending physician. This process makes diagnosis faster, safer, and evidence-driven — narrowing the differential diagnosis from days to minutes through DNA-informed analysis.


AI gather symptoms to draft diagnosis
AI select genes for DNA testing
Approve DNA testing in app
APPROVED
In silico DNA testing
AI generate health report
Book videocall with one of our doctors
Doctor review DNA insights
DNA TEST
Investigate hypothesis

The platform was designed so that patients experience minimal differences from the traditional telemedicine flow — except for one major improvement: **speed**. With Mendly, what once took a week or more for a genetic test to be completed and shared with the doctor now takes only minutes. The AI component eliminates the need for one appointment to obtain a DNA test prescription and another to review the results, making the entire diagnostic process faster, simpler, and more efficient.

> Beyond accelerating diagnosis, Mendly's DNA-first approach addresses a deeper medical reality: **in the United States, eight of the ten leading causes of death are strongly influenced by genetic factors.**

By integrating genomic data into every appointment, Mendly enables earlier, more accurate interventions that can reduce both costs and mortality. The system also enhances patient safety by checking each individual's DNA for variants known to trigger adverse drug reactions, ensuring that every treatment

prescribed is both effective and safe.

A Business Model that perfectly fits the existing system

Beyond the patient benefits, Mendly's DNA-first approach makes strong economic sense within the existing healthcare framework. Besides the significant suffering, anxiety, and frustration experienced by patients, insurers and self-insured employers can save thousands of dollars by applying Mendly's model on a large scale—even when sequencing everyone.

For a company with 1,000 employees where 30 percent are married and have one child (the U.S. average), **it would be roughly eleven times cheaper to fund DNA sequencing for all family members than to bear the avoidable medical costs** of about sixty cases of rare genetic diseases. This cost advantage grows even larger as the number of children increases. Overall, the savings range from **8× to 30×**, depending on the company's demographic composition. In practical terms, the savings scale with the **ratio of children to covered adults** — when that ratio reaches one-to-one, companies can expect up to **30× cost savings** on average over time.

Mendly was designed to integrate seamlessly into the existing healthcare and telemedicine ecosystem. Rather than creating an additional expense for payers, it replaces traditional telemedicine services with a similar billing structure. This allows employers, insurers, and individuals to transition to DNA-first care without disrupting their established cost models.

By adopting this billing structure, Mendly leverages the same low churn rate observed across the U.S. healthcare industry. Most members who change insurance plans quickly regain coverage, resulting in stable, long-term user retention. Furthermore, as the first company to integrate DNA analysis into every doctor's visit, Mendly offers customers a continuous, compounding benefit from their sequenced genome—giving them a strong incentive to remain with the platform for years. This strategy positions Mendly to tap into the vast health

This strategy positions Mendly to tap into the vast health insurance and virtual care market with minimal friction and high user loyalty.


Monthly recurring payments $4/mo/per person
One visit per year per person ($128)
We expect strong adoption through our existing insurance-broker partnerships and the cost-saving incentive for employers
$23Bn
$8Bn
$161M
$176 per user
Americans that used telemedicine in past year
>35% are from self-insured companies
2% of self-insured companies

We expect the lowest entry friction by first focusing on **self-insured companies**, which are highly motivated to reduce healthcare costs and improve employee outcomes. To reach these organizations efficiently, Mendly will work through **health insurance and employee benefits brokers**, leveraging their existing relationships and distribution networks. We already have a **gentleman's agreement** with one of these brokers to introduce Mendly's product to their corporate clients immediately after the beta testing phase.

Once established in the self-insured segment, Mendly will expand toward partnerships with traditional health insurers. Even by focusing solely on the self-insured employer market, Mendly is addressing a large slice of the market.

> Initial market opportunity of approximately **$161M/year** (income of less than 1M customers), paving the way for exponential growth as adoption spreads across the broader healthcare system.

Under the **Genetic Information Nondiscrimination Act** (GINA), health insurers cannot use DNA data to determine premiums or coverage decisions, which is why most traditional insurers prefer to avoid genetic information altogether. **Self-insured employers**, however, can safely adopt Mendly's DNA-informed care model to protect their teams while reducing unnecessary healthcare spending.

By preventing delayed diagnoses and avoiding redundant diagnostic procedures, Mendly Care can save between **$200 and**

$500 per person per year while improving employee well-being and reducing hospitalizations.

Go-to-Market Timeline and Growth Milestones

Mendly's roadmap is designed for rapid and profitable expansion. We currently operate through **third-party laboratories** for genome sequencing and **external telemedicine providers** for physician services. As adoption grows, our strategy is to progressively **bring both operations in-house**, allowing Mendly to increase margins and control quality while maintaining full compliance.



Mendly
Positive net revenue
2026 Q1
DCT Sales/Beta
Reach 1,000 customers
Business model validated
Sales via Insurance and Benefits Brokers
Achieve 1,000 new customers per month
2026 Q3
2027 Q2
Sequencing Lab
10,000 sequenced customers
+$200 per customer
+ $20 per appointment
Dedicated doctors
50,000 customers
2027 Q4
2029 Q4
Health Insurer partnership
WGS covered by insurer
Hyperbolic growth

The rollout begins with direct-to-consumer beta testing, followed by national expansion through insurance and benefits brokers. By 2027, our in-house sequencing capacity and dedicated doctor network will support large-scale operations. By 2029, we expect to establish **formal reimbursement partnerships with health insurers**, enabling exponential growth as whole-genome sequencing becomes covered as part of standard care.

DNA Hyper-Sharding — Our Patented Security Technology

The foundation of Mendly Care is the DNA Hyper-Sharding technology, a breakthrough in privacy-preserving genomic storage. It allows large-scale, real-time genetic analysis without having direct access to the decryption keys.

Each genome is divided into thousands of encrypted "shards," stored redundantly across multiple servers. Only the user's

Mendly GenVault App—on iOS or Android—holds the decryption keys. When a genetic test is needed, the app grants temporary, limited-scope access, which allow access only to the need DNA regions for testing.

> This architecture makes Mendly both hyper-secure and instant-response: a DNA test can run in under two minutes, yet even a server breach would reveal nothing useful.

Because key material is stored in the user's device, Mendly staff cannot, without explicit app approval, decrypt or view DNA data—ensuring HIPAA-grade privacy and post-quantum-resilient security.

Autonomous Feedback — The Self-Learning Genetic Network

Mendly's intelligence grows with every diagnosis. A few months



mendlycare.com New York, NY

Notable Angel · B2B · Healthcare · Mobile Apps · Biotech

Highlights

Notable Angel

Raised $25k or more from a notable angel investor

App is fully developed for both iOS and Android which allows us to accept beta testers through our live website, which connects directly to our telemedicine infrastructure. Mendly also has signed a contract with a CLIA-certified laboratory to perform diagnostic-grade sequencing under U.S. compliance and another contract with a white-label telemedicine provider licensed nationwide, allowing Mendly to operate across all 50 states. With the core technology complete, regulatory partnerships secured, and operational infrastructure in place, Mendly is positioned for its first nationwide rollout.


Sales website online
PATENT
Patent reviewed by Morgan & Lewis and filed
Pre-Production
Partnership with Insurance and Benefits Broker
Sequencing contract signed
Medical partner contract signed

Mendly is a project of DNA Chat Corporation, which was built on top of prior research and software assets originally developed under **Genomica Labs**. All development costs, research expenses, and liabilities incurred by Genomica Labs were **not incorporated** into DNA Chat Corporation, ensuring a **clean financial slate** for new investors. This structure allows Mendly to benefit from two years of technical progress and intellectual property without any outstanding debt or legacy obligations. All previous expenses were fully covered by the founders, and Genomica Labs now operates as a **wholly owned subsidiary** of DNA Chat Corporation.

> Mendly brings the precision of genomic science to everyday healthcare.

By combining AI, telemedicine, and secure genome storage, we make personalized medicine not just possible, but practical — for individuals, employers, and insurers alike.

Summary

Mendly is a **pioneering platform** that brings together real-time symptom reporting, access to **pre-sequenced and securely stored DNA**, and the use of that information for **live diagnostic**

stored DNA, and the use of that information for **live diagnostic support**, all under full **U.S. regulatory compliance.**

This was impossible until now. Sequencing used to cost $10,000 per person; AI models weren't powerful enough to process symptoms data; and encryption technology couldn't protect data at clinical scale.

Today, Mendly unites all three revolutions: affordable sequencing ($400 per genome), advanced AI triage, and DNA Hyper-Sharding—the missing link that finally makes DNA-based medicine secure, legal, and scalable.

> For the first time, personalized medicine can be affordable, secure, and practical at population scale. Mendly sits at the heart of that transformation.

We believe everyone deserves a doctor who already understands their DNA. Mendly is building the infrastructure for a world where every appointment is DNA-informed, AI-assisted, and privacy-preserved. No more years of guessing. No more unnecessary suffering.

Your genome becomes a lifelong medical asset—encrypted, owned by you, and always ready to protect your health. We've built the technology. We've secured partnerships. Now we're inviting you to help scale the mission.

Your investment will accelerate Mendly's national rollout. Funds will support large-scale beta testing with hundreds of participants to meet the onboarding requirements of our insurance and benefits broker partner. They will also enable additional product features, including multi-profile support in the GenVault App, automated summaries of potentially positive and negative genetic findings, and the development of real-time pharmacogenomics to help doctors prevent adverse drug reactions during prescription.

Back Mendly Care—the future of DNA-powered medicine

Investment Perks by Amount

As a token of appreciation, investors will receive service credits redeemable for Mendly's genomic testing and telemedicine platform. These perks are non-financial, have no effect on

investment returns, and are subject to availability once the service is live.



Investor Perks
$10k+
Visionary Package
4 x Free DNA sequencing[1] + 8 years of free access to our virtual care[2]
($6,884[3])
$5k+
Rocket Pilot Package
2 x Free DNA sequencing[1] + 5 years of free access to our virtual care[2]
($1,980[3])
$1k+
Rocket Fuel Package
1 x Free DNA sequencing[1]
($500[3])
Mendly

*Limited to one perk One package per investor
[1]Perk delivered as service credits, redeemable for Mendly's DNA sequencing and telemedicine services once available. These credits are non-transferable, and are offered as a thank-you to investors.
[2]Doctor visits are billed according to the **Individual Plan** rate schedule.
[3]Total estimated fair market value.

Investment Perks by Stage

Early bird investors, the ones that invested before the total of $100,000 was committed gets 10% discount the SAFE maximum CAP, resulting in a CAP of $4.5M, instead $5.0M.

Early bird investors also get approximately extra 10% of shared revenue, leading to a shared revenue repayment multiplier of 1.80x instead of 1.64x from later investors.

SAFE conversion advantage

To protect investors from startups that never reach a priced round, DNA Chat Corporation, the creator of Mendly, is offering a **hybrid SAFE + Revenue Share structure.**

- **Revenue Sharing:** Investors receive **4% of gross revenues**, until reaching a total repayment of **1.8× (early-bird investors)** or **1.64× (regular investors)** of their initial investment.
- **Conversion Option:** If Mendly completes a priced equity round before full repayment, the **unrepaid balance** automatically converts into a **SAFE** at a valuation cap of **$4.5 million (early-bird)** or **$5.0 million (regular)**.

Illustration:

- Suppose you invest **$10,000** as an early-bird participant. Over two years, you receive **$2,000 in repayments plus $1,600** in additional revenue-share compensation (a 20 % return on the repaid portion).
- Later, when Mendly closes a **$9 million priced round**, your **unpaid $8,000 balance** converts into SAFE equity using a **$4.5 million cap**, granting equity upside in proportion to that valuation.
- In total, you would realize **180 %** return on the repaid portion and **200 %** potential upside on the unrepaid balance.
- **Repayment Term:** The repayment window is capped at **8 years.** To fully meet the 1.8× (on $100 k) and 1.64× (on $140 k) obligations, Mendly would need to generate only about **$10 million in cumulative gross revenue** over that period — roughly **16,000 users** enrolled once, even assuming **zero renewal rate**.